Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30, 2011	Year Ended December 31,
(Dollars in millions)		2010	2009(1)	2008	2007	2006
Ratio (including interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$4,016	$4,330	$1,336	$582	$3,870	$3,672
Fixed charges	1,731	2,903	2,975	3,985	4,583	3,087
Equity in undistributed loss of unconsolidated subsidiaries	49	49	60	55	43	15

Earnings available for fixed charges, as adjusted	$5,796	$7,282	$4,371	$4,622	$8,496	$6,774

Fixed charges:
Interest expense on deposits and debt	$1,727	$2,896	$2,967	$3,963	$4,548	$3,073
Interest factor in rent expense	4	7	8	22	35	14

Total fixed charges	1,731	2,903	2,975	3,985	4,583	3,087
Preferred stock dividends, pre-tax	—	—	188	16	—	—

Total fixed charges and preferred stock dividends	$1,731	$2,903	$3,163	$4,001	$4,583	$3,087

Ratio of earnings to fixed charges, including interest on deposits	3.35	2.51	1.38	1.16	1.85	2.19
Ratio (excluding interest expense on deposits):
Earnings:
Income from continuing operations before income taxes	$4,016	$4,330	$1,336	$582	$3,870	$3,672
Fixed charges	808	1,438	882	1,473	1,677	1,272
Equity in undistributed loss of unconsolidated subsidiaries	49	49	60	55	43	15

Earnings available for fixed charges, as adjusted	$4,873	$5,817	$2,278	$2,110	$5,590	$4,959

Fixed charges:
Interest expense on debt(2)	$804	$1,431	$874	$1,451	$1,642	$1,258
Interest factor in rent expense	4	7	8	22	35	14

Total fixed charges	$808	$1,438	$882	$1,473	$1,677	$1,272
Preferred stock dividends, pre-tax	—	—	188	16	—	—

Total fixed charges and preferred stock dividends	$808	$1,438	$1,070	$1,489	$1,677	$1,272

Ratio of earnings to fixed charges, excluding interest on deposits	6.03	4.05	2.13	1.42	3.33	3.90

(1)

On February 27, 2009, we acquired Chevy Chase Bank, FSB. The transaction was accounted for as a purchase, and the related results of operations are included in our consolidated results from the date of the transaction.

(2)

Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $923 million for the nine months ended September 30, 2011, and $1.5 billion, $2.1 billion, $2.5 billion, $2.9 billion and $1.8 billion for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.